United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: September 17th, 2002	By:	/s/ Jean-Pierre Halbron Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Optronics Revises its Q3 Guidance
and Accelerates Restructuring Measures

Paris, September 17, 2002 — Alcatel Optronics (Paris: CGO and NASDAQ: ALAO) today announced that continuing recession and persistent inventories at the customers’ level could result in revenue for the third quarter declining up to 50% sequentially. This deterioration should have a limited impact at the operating profit level, as it should be offset by the positive effects of previously implemented cost-savings measures.

“Given a further deterioration of the markets, we feel that it is mandatory to intensify restructuring actions and launch a Strategic Refocus Plan” said Jean-Christophe Giroux, CEO. “We want to reach as soon as possible a streamlined business model, with our Nozay (France) manufacturing facility focusing on Active Components, our Livingston (Scotland) plant on Passives, and both units combining forces in a joint effort towards Hybrids. From 1,550 staff today, we expect to reach approximately 1,000 before year-end, and ultimately below 500 end-2003. This decrease in fixed costs should results in an estimated Euro40m quarterly sales break-even point by end 2003”.

“Despite these measures, Alcatel Optronics has the technology, skill-set, and geographical presence, that will make it an undisputed industry leader for tomorrow’s market. It may be a while before market conditions improve but by that time all rightsizing actions should be completed, our financial profile should be restored and we should be in a better position to benefit from a new market up-cycle.”

The Strategic Refocus Plan includes the following:

•	In France, the Nozay site would be adjusted to approximately 300 employees, through a combination of different measures including, but not limited to, industrial outsourcing, pooling of resources with partners, spin-offs and individual redeployments. Alcatel Optronics plans to sit down with unions and employees representatives to jointly discuss and explore all available solutions, as well as their practical implementation.

In parallel, at the Lannion site, the process of an industrial re-conversion to another industry segment has been launched, as announced on June 5, and could be completed as early as Q3’03.

•	In the U.S., Alcatel Optronics intends to enter into a non-binding agreement with an industrial partner, whereby this partner would acquire the majority of the Alcatel Optronics Plano (Texas) business and assets. The transaction is expected to close before the end of 2002.

•	In Canada, all Fiber Bragg Grating (FBG) activities will be discontinued and the R&D expertise transferred across to Livingston (Scotland) where the manufacturing has already been re-localized.

•	In the Livingston site, all Passive products (Planar Lightwave Circuit and FBG) will be consolidated. Operations will continue to be sized to reflect ongoing business conditions.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel Optronics’ guidance regarding its performance in future periods, including, with respect to sales, profitability and break-even cost structure for the second half of 2002 (ii) Alcatel Optronics’ ability to remain competitive in the industry in which it operates and its future growth and (iii) the benefits of its cost reduction program. These risks and uncertainties include: whether Alcatel can continue to implement its working capital reduction activities and restructuring efforts and whether these efforts will achieve their expected benefits, including the achievement of quarterly breakeven targets, among other benefits; the duration of the continuing economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; and the impact of each of these factors on sales and profits. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel Optronics

Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Operating state-of-the-art manufacturing plants in North America and Europe, Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel’s Optics Group which comprises Alcatel’s world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

Alcatel Press Contacts

Klaus Wustrack/HQ	Tel: +33 (0)1 40 76 11 56	Klaus.wustrack@alcatel.com
Aurelie Boutin/HQ	Tel :+33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.fr
Christophe Lachnitt/Optics Group	Tel: +33 (0)1 55 51 64 73	Christophe.lachnitt@alcatel.fr

Investor Relations and U.S./UK Press Contact

Charlotte Laurent-Ottomane	Tel: + 1. 703 668 35 71/U.S	charlotte.laurent-ot
	Tel: +33 1 40 76 13 30/France	tomane@alcatel.com